

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

John Jurasin
Chief Executive Officer
Radiant Oil & Gas, Inc.
9700 Richmond Ave., Suite 124
Houston, TX 77042

  Re: Radiant Oil & Gas, Inc.
    Form 8-K
    Filed August 16, 2010, as amended January 5, 2011
    File No. 0-24688

Dear Mr. Jurasin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proved Undeveloped Oil and Gas Reserves, page 14

1. We note your agreement with J&S dated February 1, 2010 (page 9) which decreased Amber's proportionate working interest before pay out in the Ensminger Replacement Well Project to 12.5% from 50%. Disclose and clearly explain that due to this subsequent arrangement, the proved undeveloped reserves reported in your table as of December 31, 2009 overstate your current interest. See FASB ASC paragraph 932-270-50-1.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 18

Results of Operations, page 18

2. We note your response to comment 12 from our letter dated December 28, 2010 and your revised disclosure. Further revise to make sure that the disclosed figures accurately reflect your financials. For example, the year and three month comparisons appear to compare net losses to comprehensive net losses. Please compare net losses to net losses. As another example, the figures provided for the nine month period ended September 2009 appear to represent the related three month period. Revise the corresponding discussions as necessary.

Certain Relationships and Related Transactions, page 42

3. Further revise the disclosure covered by comment 13 from our letter dated December 28, 2010, to reconcile with the Form 8-K filed June 18, 2007, which indicates that Mr. Jarkesy stepped down from all positions with the company on June 15, 2007.

Exhibits

4. We note the exhibits provided in response to comment 14 from our letter dated December 28, 2010. With regard to the Joint Operating Agreement, Exhibit A to the second amendment appears to be exhibit A to the first amendment. Please refile to provide the correct Exhibit A for the March 29, 2007 amendment.

    You may contact Michael Henderson, Staff Accountant at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Attorney-Advisor at (202) 551-3458 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

                                        Sincerely,

                                        /s/ Kathleen Krebs for
                                        Larry Spirgel
                                        Assistant Director